Filed pursuant to Rule 424(b)(3)
File No. 333-268405 and 377-06056
AG TWIN BROOK CAPITAL INCOME FUND
SUPPLEMENT NO. 2 DATED JUNE 20, 2024
TO THE PROSPECTUS DATED APRIL 30, 2024

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of AG Twin Brook Capital Income Fund (“we,” “us,” “our,” or the “Fund”), dated April 30, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Updates to Prospectus

The following replaces the first table in the “Fees and Expenses” section of the Prospectus and all similar disclosure in the Prospectus:

Shareholder transaction expenses (fees paid directly from your investment)	Class S Shares	Class D Shares	Class I Shares
Maximum sales load(1)	—%	—%	—%
Maximum Early Repurchase Deduction(2)	2.00%	2.00%	2.00%

Annual expenses (as a percentage of net assets attributable to our Common Shares)(3)	Class S Shares	Class D Shares	Class I Shares
Base management fees(4)	1.25%	1.25%	1.25%
Incentive fees(5)	1.37%	1.37%	1.37%
Shareholder servicing and/or distribution fees(6)	0.85%	0.25%	—%
Interest payment on borrowed funds(7)	6.03%	6.03%	6.03%
Other expenses(8)	0.63%	0.63%	0.63%
Total annual expenses	10.13%	9.53%	9.28%

(1)    Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.
(2)    Under our share repurchase plan, to the extent we offer to repurchase shares, we expect to repurchase shares pursuant to tender offers on or around the last business day of a month using a purchase price equal to the NAV per share as of the last calendar day of the prior month, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
(3)    Weighted average net assets employed as the denominator for expense ratio computation is approximately $1.0 billion, which represents total net assets as of March 31, 2024.
(4)    The base management fee paid to our Adviser is calculated at an annual rate of 1.25% on the value of our net assets as of the beginning of the first business day of the applicable month.
(5)    We have capital gains and investment income that result in the payment of an incentive fee. The incentive fees, if any, are divided into two parts:
•    The first part of the incentive fee is based on income, whereby we pay the Adviser quarterly in arrears 12.5% of our Pre-Incentive Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.
•    The second part of the incentive is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains. See “Investment Management Agreement and Administration Agreement” for more information concerning the incentive fees.
    The incentive fee referenced in the table above is estimated based on actual amounts of the incentive fee incurred during the quarter ended March 31, 2024 which are then annualized.
(6)    Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees to the Intermediary Manager:
•    For Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and
•    For Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly.
•    No shareholder servicing fees will be paid with respect to the Class I shares.
The Adviser has voluntarily agreed to pay up to 0.60% of the shareholder servicing and/or distribution fee for a one-year period beginning October 1, 2023, on Class S shares sold. For the avoidance of doubt, the Fees and Expenses table above does not reflect this payment.
The shareholder servicing and/or distribution fees will be paid under a 12b-1 plan, which will be reviewed and approved by the Board of Trustees and filed as an exhibit to the Registration Statement.
The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. To the extent that Class S shares and Class D shares are outstanding, we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following:
(i)    a listing of Class I shares,
(ii)    our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or
(iii)    the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, consistent with the exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the initial purchase price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
(7)    We have and may continue to borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. The costs associated with such borrowing will be indirectly borne by shareholders. The interest payment on borrowed funds referenced in the table above is estimated based on actual amounts of the interest payment on borrowed funds incurred during the fiscal quarter ended March 31, 2024, which are then annualized.
(8)    “Other expenses” include, but are not limited to, accounting, legal and auditing fees, reimbursement of expenses to our Administrator, organization and offering expenses and fees payable to our Trustees, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The amount presented in the table is estimated based on actual amounts of other expenses incurred during the fiscal quarter ended March 31, 2024, which are then annualized. We have entered into an Expense Support and Conditional Reimbursement Agreement with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf, including organization and offering expenses, provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment (as defined herein) that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates. If the Adviser elects to pay certain of our expenses, the Adviser will be entitled to reimbursement of such expenses from us if Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders. See “Investment Management Agreement and Administration Agreement—Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support Agreement. Because the Adviser’s obligation to pay certain of our expenses is voluntary, the table above does not reflect the impact of any expense support from the Adviser.

The following replaces the Example tables in the “Fees and Expenses” section of the Prospectus and all similar disclosure in the Prospectus:

Class S shares Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	104	270	424	757
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	96	275	439	785

Class D shares Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	98	254	401	725
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	90	259	416	754

Class I shares Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	95	248	391	711
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	87	253	406	741